19 June 2007

RECEIVED

2007 JUN 25 A 6: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07024669

Dear Sir

SUPPL

Nedcor ~~Nedbank Group~~ **Limited**
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Fitch upgrade of Nedbank's Long-term IDR to 'BBB+'.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
JUN 28 2007
THOMSON FINANCIAL

pp P.C. Takalane

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

dlw 6/25

HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel 011 294 9106 Fax 011 295 9106 Website www.nedbankgroup.co.za

Fitch Upgrades Nedbank's Long-term IDR to 'BBB+'

Fitch Ratings-Johannesburg/London-19 June 2007: Fitch Ratings has today upgraded Nedbank Limited's ("Nedbank") Long-term Foreign Currency Issuer Default Rating ("IDR") to 'BBB+' from 'BBB'. Following the upgrade, the Outlook is now Stable. The Short-term Foreign Currency IDR is upgraded to 'F2' from 'F3'. Both Nedbank's and parent Nedbank Group Limited's ("Nedbank Group") Individual ratings are also upgraded to 'B/C' from 'C'. The other ratings are affirmed as listed below.

The upgrades reflect considerable improvements in Nedbank's and Nedbank Group's financial performance and efficiency ratios and a well established domestic franchise. The ratings also reflect strong credit growth and the potential pressure on cost/income ratios as a result of significant branch expansion plans.

The group's operating profits improved 44.5% during FY06 as a result of higher levels of net interest and fee and commission income, coupled with well-controlled cost increases. This caused the bank's efficiency ratio to improve to 60.5% at FYE06 (FYE05: 66.4%).

Nedbank Group's gross loans and advances expanded 25.3% to ZAR296.3bn at FYE06 (FY05 growth: 18%). As a result, asset quality ratios improved during the year, with an impaired loans ratio of 2.60% at FYE06 (FYE05: 2.97%). The group's coverage ratio is considered to be low at 68.7% at FYE06 (FYE05: 75.1%). Tier 1 capital adequacy ratios were 8.3% and 7.9% at FYE06 for Nedbank Group and Nedbank respectively.

Nedbank has three core operating divisions - Nedbank Corporate, Nedbank Retail and Nedbank Capital. The group is 50.95%-owned by Old Mutual and its subsidiaries.

Nedbank Group
Long-term Foreign Currency Issuer Default affirmed at 'BBB', Outlook Stable
Long-term Local Currency Issuer Default affirmed at 'BBB', Outlook Stable
Short-term Foreign Currency Issuer Default affirmed at 'F3'
National Long-term affirmed at 'A+(zaf)', Outlook Stable
National Short-term affirmed at 'F1(zaf)'
Individual upgraded to 'B/C' from 'C'
Support affirmed at '2'

Nedbank
Long-term Foreign Currency Issuer Default upgraded to 'BBB+' from 'BBB', Outlook now Stable
Long-term Local Currency Issuer Default affirmed at 'BBB+', Outlook Stable
Short-term Foreign Currency Issuer Default upgraded to 'F2' from 'F3'
National Long-term affirmed at 'AA-(AA minus)(zaf)', Outlook Stable
National Short-term affirmed at 'F1+(zaf)'
Individual upgraded to 'B/C' from 'C'
Support affirmed at '2'

Contact: Denzil de Bie, Anthony Walker, Johannesburg, +27 11 516 4900.

END